March 14, 2006

Mr. Michael Moran, Esq.
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3651

Re:	Southern Natural Gas Company
Form 10-K for the year ended December 31, 2004
Filed March 29, 2005
File No. 1-2745

Dear Mr. Moran:

We are in receipt of your letter dated November 9, 2005, commenting on the above referenced document. Below is the comment contained in your letter followed by our response.

Southern Natural Gas Company Form 10-K for the year ended December 31, 2004

1.
We note your response to comment seven of our letter dated September 29, 2005. We note that you are appropriately amortizing the excess fair value over cost regarding your investment in Citrus. Explain to us how you determined the amortization period. We further note that you cumulatively adjusted the credit balance in 2004 related to the correction of an error for prior periods. Explain to us why you believe this was appropriate GAAP since you were already correcting a known error in your financial statements related to prior periods. Also, provide to us your detailed analysis of materiality. You may consult SAB Topic no. 99. Furthermore, provide to us a roll-forward of the deferred tax liability account associated with your investments in unconsolidated affiliates. We may have further comment.

Response

Please note that, in the case of our investment in Citrus, the cost of our investment was less than our proportionate share of the underlying book value of Citrus. Citrus’ primary business is the operation of the Florida Gas Transmission (FGT) regulated pipeline. We considered substantially all of the difference between the consideration we paid for Citrus and our proportionate share of the underlying book value to be attributable to the property, plant and equipment of FGT. Accordingly, our amortization period approximates the rate at which FGT’s property, plant and equipment is being depreciated for FERC and GAAP purposes.

We faced two restatement issues. The first was the incorrect adoption of SFAS No. 142. We determined this error was material, and accordingly restated our financial statements for the year ended December 31, 2002, to correct the cumulative effect of adopting SFAS No. 142. The second was the error in our equity earnings of amortizing the difference between our cost and our proportionate share of the underlying book value for the effects of adopting SFAS No. 142. Based on the inconsequential nature of the error, and the fact that restating all periods would have required amending quarterly reports, we determined that it was not necessary to restate affected quarters, or historical annual periods for this item. We did, however, correct the cumulative error in the amortization in the fourth quarter of 2004 in order to re-establish the correct balance of the excess of our proportionate share of the underlying book value over cost as of December 31, 2004. We disclosed this fact in our financial statements and disclosed that this item was immaterial to all previous annual and interim periods. Below is our quantitative and qualitative assessment of the out of period components of the adjustment using the provisions of SAB No. 99:

	2004					2003
	Year	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q	2002
	(In millions)
Reported Net Income	$169	$61	$33	$39	$36	$46	$28	$26	$44	$150
Citrus amortization true-up, net of taxes	$1.83	$2.50	$(.23)	$(.23)	$(.23)	$(.23)	$(.23)	$(.23)	$(.23)	$(.90)
% of Net Income	1.08%	4.10%	0.7%	0.6%	0.6%	0.5%	0.8%	0.9%	0.5%	0.6%

1. Is item capable of precise measurement or is it an estimate? The amortization period is an estimate but the calculated amount is capable of precise measurement.

2. Does it change trends or mask a change in trends? No. The adjustment amount did not impact the trends of the component of the business to which it related.

3. Does it hide a failure to meet consensus or expectations of analysts? No. SNG does not separately establish consensus estimates or expectations.

4. Does it change a loss into income or vice versa? No

5. Does it involve a segment that plays a significant role in operations or profitability? No. SNG operates in a single segment.

6. Does it affect compliance with regulatory requirements? No.

7. Does it affect compliance with loan covenants or contractual requirements? No.

8. Does it affect bonuses or other performance metrics? No.

9. Does it conceal an unlawful transaction? No.

At acquisition, the book and tax basis of our investment in Citrus was approximately the same. Since that time, temporary differences have arisen due to undistributed earnings. We anticipate receiving these undistributed earnings in the form of dividends. Consequently, we factor in the expected dividends received deduction into our computation of deferred tax liabilities resulting in an applied tax rate of 7%. Below is a roll-forward of our deferred tax assets (liabilities) related to our investments in unconsolidated affiliates for the years ended December 31, 2003 and 2004:

	Bear Creek	Citrus	Total
	(In millions)
Opening Balance, January 1, 2003	$(5.0)	$(19.3)	$(24.3)
Equity Earnings	0.5	(3.0)	(2.5)
Ending Balance, December 31, 2003	(4.5)	(22.3)	(26.8)
Equity Earnings	1.8	(4.3)	(2.5)
Equity earnings adjustment for amortization	-	(1.4)	(1.4)
Distributions	-	4.9	4.9
OCI and other	-	(2.0)	(2.0)
Ending Balance, December 31, 2004	$(2.7)	$(25.1)	$(27.8)

General

Should you have any further questions regarding our response to your comment or need further information to assist in your review, please contact me at (713) 420-5700, or Frank Olmsted, Vice President and Assistant Controller, at (713) 420-3707.

Sincerely,

/s/ John R. Sult
John R. Sult
Senior Vice President, Chief Financial Officer and Controller
Southern Natural Gas Company